UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

EMS TECHNOLOGIES, INC.

(Name of Subject Company)

EMS TECHNOLOGIES, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

26873N108

(CUSIP Number of Class of Securities)

Dr. Neilson A. Mackay

President and Chief Executive Officer

EMS Technologies, Inc.

660 Engineering Drive
Norcross, Georgia 30092

(770) 263-9200

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person Filing Statement)

With copies to:

C. William Baxley	Stephen Fraidin
Anne M. Cox	Yi (Claire) Sheng
King & Spalding LLP	Kirkland & Ellis LLP
1180 Peachtree Street, N.E.	601 Lexington Avenue
Atlanta, Georgia 30309	New York, New York 10022
(404) 572-4600	(212) 446-4800

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on June 27, 2011 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”), by EMS Technologies, Inc., a Georgia corporation (the “Company”), relating to the tender offer disclosed in the Schedule TO, dated June 27, 2011, filed by Egret Acquisition Corp., a Georgia corporation (“Purchaser”) and a wholly owned subsidiary of Honeywell International Inc., a Delaware corporation (“Parent”), pursuant to which Purchaser is offering to purchase all the issued and outstanding shares of the Company’s common stock, par value $0.10 per share, including the associated common stock purchase rights, at a purchase price of $33.00 per share (the “Offer Price”), net to the holder in cash, subject to any applicable withholding taxes and without interest, and otherwise upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 27, 2011 (the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, each as may be amended or supplemented from time to time, constitute the “Offer”).

All information in the Schedule 14D-9 is incorporated into this Amendment by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8 of Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph after the final paragraph under “Antitrust Laws—United States Antitrust Compliance” on page 44 of the Schedule 14D-9:

        “On August 1, 2011, the Antitrust Division granted early termination of the waiting period under the HSR Act applicable to the Offer. As a result, the condition of the Offer related to the early expiration or termination of the waiting period under the HSR Act has been satisfied. The Offer continues to be conditioned upon, among other things, the receipt of approval of the Federal Communications Commission. On August 2, 2011, Parent issued a press release announcing the early termination of the HSR Act waiting period. The full text of the press release issued by Parent is set forth as Exhibit (a)(20) hereto and is incorporated herein by reference.”

Item 8 of Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph after the first full paragraph of “Antitrust Laws—Other Foreign Laws” on page 44 of the Schedule 14D-9:

“Parent has received the required foreign antitrust approval in Austria. The Offer continues to be conditioned upon, among other things, the receipt of Canadian antitrust approval.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

“(a)(20)	Press release issued by Parent, dated August 2, 2011, announcing the early termination of the Hart-Scott-Rodino Act Waiting Period (incorporated by reference to Exhibit (a)(1)(J) to Amendment No. 5 to the Schedule TO filed with the SEC by Parent and Purchaser on August 2, 2011)”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

EMS TECHNOLOGIES, INC.

By:	/s/ GARY B. SHELL
Name: Gary B. Shell Title: Senior Vice President and Chief Financial Officer

Dated: August 2, 2011